

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

Via E-mail
Niall Nolan
Chief Financial Officer
Navigator Holdings Ltd.
21 Palmer Street
London SW1H 0AD
United Kingdom

Re: Navigator Holdings Ltd.
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted September 20, 2013
CIK No. 0001581804

Dear Mr. Nolan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your responses to our prior comment 1. As requested in our prior comment, prior to the planned effectiveness of the Company's Form F-1 registration statement, please revise to remove the restrictive legend included on the report of the independent registered public accounting firm. Also, please include a currently dated consent of the independent registered public accounting firm as an exhibit to the filing when you file your F-1 registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 58

Impairment of Vessels, page 59

2. Please consider revising the table added on page 59 to disclose the June 30, 2013 carrying values of each of your current vessels.

Share-based Compensation, page 60

3. We note your response to our prior comment 7 and the changes that have been made on page 60 of MD&A in response to our prior comment. Once the IPO price is determined, please revise your discussion in MD&A to include a discussion of any additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

4. We note from your response to our prior comment number 7 and from the disclosures that have been added on page 60 of MD&A that in February 2013, you issued 7,500,000 shares on a post-split basis to affiliates of WL Ross & Co. LLC and others in a negotiated transaction for $10 per share on a post-split basis. We also note that given the growth in the company that occurred between 2008 and March 2013 and the contemporaneous nature of the transaction with WL Ross & Co. LLC and others, you believe it is appropriate that the price per share at which grants were made in March 2013 and April 2013 should equal the negotiated price per share with WL Ross & Co. LLC. We further note that due to the existence of this transaction, you did not believe it to be necessary or cost effective to engage an independent valuation specialist to provide a valuation in connection with such grants. Given that WL Ross & Co. LLC was your principal shareholder at the time of this transaction, we do not necessarily believe that their purchase of your restricted shares provides an objective independent basis for valuing your common shares. Accordingly, as requested in our prior comment, please revise your discussion in MD&A to explain the methods and significant assumptions used to value your stock-based compensation grants during the one year period preceding the planned public offering date including those that were issued during 2012. As part of your revised disclosure, please indicate the illiquidity discounts and EBITDA multiples and any other significant assumptions that were used in your cost and income approaches to valuing your common shares. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Practice Aid, *Valuation of Privately-held Company Equity Securities Issued as Compensation.*

Taxation of the Company, page 109

5. Please delete the phrase that the tax summary is for "general information purposes only" as investors are entitled to rely on this section.

6. Based on your revised disclosure, it does not appear that you intend to file a short-form tax opinion related to the tax discussion in this section. Please confirm our understanding that you intend to file a long-form opinion of counsel that is consistent with the current disclosure in this section.

Material U.S. Federal Income Tax Considerations, page 128

7. Please revise this section to state that investors are encouraged to consult their own tax advisors rather than stating that they "should" consult their own tax advisors.

Changes in Accountants, page 142

8. We note your response to our prior comment 9. Please file the letters from MSPC and Grassi as Exhibit 16 to the registration statement prior to the planned effectiveness of your Form F-1 registration statement.

Navigator Holdings Ltd. Audited Financial Statements, page F-12

Note 2. Summary of Significant Accounting Policies

(a)Basis of Presentation

9. Please revise the disclosure in Note 2(a) to include the proposed revisions noted in your response to our prior comment number 41 stating "Therefore, all economic interests in the residual net assets reside with the Company as the rights of all additional benefits and absorbing of any losses are borne by the Company."

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Mike Rosenwasser, Esq.